September 18, 2012

BY EDGAR AND U.S. MAIL

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Bill Barrett Corporation, Form 10-K for the Fiscal Year Ended

December 31, 2011

File No. 1-32367

Dear Mr. Schwall:

On behalf of Bill Barrett Corporation (the “Company”), this letter responds to the letter dated August 31, 2012 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2011. The following responses are keyed to the Staff’s comments. We have discussed these responses with the chairman of the Audit Committee of our Board of Directors as well as with our independent petroleum engineers, Netherland Sewell & Associates, Inc. (“NSAI”).

Based on our review of the Staff comment letter, and as further described herein, we believe that our filed Form 10-K is materially correct, clear and consistent with industry practice, and therefore believe that no amendment to our existing filings is necessary. Instead, as indicated in our responses below, we hereby propose to make appropriate clarifications or modifications to our disclosures in future filings.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We would be happy to provide representatives of our independent petroleum engineers for any such discussions and to meet with the Staff in person if the Staff believes this would be helpful to resolving the Staff’s comments. We hope the Staff will consider this letter to be responsive to the comments.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

September 18, 2012

In connection with our responses to the Staff’s comments, the Company acknowledges the following positions of the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2011

Items 1 and 2. Business and Properties

Comment 1.    We note your statement on page 6 that you “have the option annually to elect to process liquids with Enterprise Products Partners L.P. and receive the value of NGLs for a portion of [y]our production.” Please explain to us how you “receive the value of NGLs for a portion of [y]our production.”

In that regard, we also note your statement on in the first paragraph on page 4 that references the sale of NGLs. However, you do not report NGL reserves on page 12 nor do you report the production of NGLs on page 17. Please explain that to us.

Response.    Through a gas gathering, treating and conditioning agreement (the “Enterprise Agreement”) with Enterprise Products Partners L.P., the Company has the right to make an annual election to receive a “Processing Payment” from Enterprise (the “Liquids Option”). When the Company elects the Liquids Option, it receives a Processing Payment that is based on the revenues received by Enterprise from the volume of NGLs, expressed in gallons, contained in the Company’s gas that is processed and sold by Enterprise reduced by expenses incurred by Enterprise. In this way, the Company receives the value of the NGLs related to a portion of its gas production even though it does not take title to or possession of or market those NGLs.

The Enterprise Agreement also states that the Company’s election of the Liquids Option is only for the purpose of determining the Processing Payment and is not to be construed as requiring Enterprise to process the Company’s gas or to operate Enterprise’s processing plant in any particular manner. As a result, under the Liquids Option, the Company will receive a payment amount based on the value of the NGLs included in the portion of gas delivered to Enterprise even if Enterprise chose not to process the gas and market the NGLs.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

September 18, 2012

In the Enterprise Agreement, the Company grants Enterprise the exclusive right to gather, treat and process the Company’s gas that is subject to the agreement and all right, title, interest and/or ownership in the NGLs that are recovered by Enterprise from that gas. The Enterprise Agreement also provides that title to NGLs extracted by Enterprise passes to Enterprise upon extraction. Because the Company does not take title to or possession of, or market or sell NGLs under the Enterprise Agreement or any other agreement, the Company does not separately disclose NGL reserves or NGL production volumes.

Oil and Gas Data, page 11

Proved Reserves, pages 11-16

Comment 2.    We note your statement that “[p]roved undeveloped reserves are included when they are scheduled to be drilled within five years.” To expound on this statement and in furtherance of the intent of Item 1203 of Regulation S-K, please confirm that no material amounts of proved undeveloped reserves in individual fields remain undeveloped for five years or more after disclosure as proved undeveloped reserves or explain otherwise. Also, for ease of readability, please supplement your disclosure of the rollforward of your proved undeveloped reserves with a tabular presentation.

Response.    The Company confirms that no material amounts of Proved Undeveloped Reserves in individual fields remain undeveloped for five years or more after they were first included in Proved Undeveloped Reserves. As requested by the Staff, the following table is furnished as a supplement to clarify the roll-forward of our Proved Undeveloped Reserves for the three year period:

	As of December 31,
Proved Undeveloped Reserves	2011	2010	2009
Beginning Balance (Bcfe)	583.2	484.6	383.2
Additions from drilling program	118.0	127.0	190.1
Acquisitions	71.5	—	—
Engineering/Price revisions	58.1	75.7	0.8
Converted to proved developed	(156.3)	(99.9)	(82.5)
Sold/Expired/Other	(4.8)	(4.2)	(7.0)

Ending Balance (Bcfe)	669.7	583.2	484.6

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

September 18, 2012

We intend to include a similar table in future filings of our Form 10-K. We do not believe that it is necessary to amend prior filings of our Form 10-K because the information contained in the table was included in the narrative.

Production and Price History, page 17

Comment 3. Based upon the information contained in the table on page 17 and in footnote (2) to that table, your 2011 average historical natural gas sales price, before hedging adjustment, is $5.71/MCFG or 145% of $3.93/MMBTU which is the average of the 2011 12 first-day-of-the-month Colorado Interstate Gas benchmark prices. In addition, your third party reserve report presents your company average adjusted gas price projection as $5.16/MCFG or 131% of the aforementioned CIG price, $3.93/MMBTU. Please illustrate and explain the procedures you used to calculate the $5.71 and $5.16 prices and tell us your company wide BTU factor.

Response. The Company’s 2011 average historical natural gas sales price, before hedging adjustment, of $5.71 was calculated as the annual net revenue received for our natural gas sales including the revenue benefit from processing certain natural gas production for natural gas liquids, divided by the Company’s net annual natural gas production (page 17; excludes hedging gain, as explained in footnote (2)). Separately, the 12 first-of-month values for the Colorado Interstate Gas benchmark price averages $3.93 /MMBTU, and is used throughout the Company’s 2011 third party reserve report. Please note that the ratio of these two values, while indicating an average natural gas price realization of 145% of the CIG benchmark, does not imply a Company-wide average natural gas quality of 1,450 BTU per Scf. The realized 45% premium is a result of the following reasons:

•	The Company’s natural gas production for the year had a weighted average BTU content of 1,109 BTU per Scf.

•

A significant portion (typically 20 to 30%) of the Company’s monthly gas production is not sold on the first of month posted pricing but, rather, sold at spot pricing throughout the month, which may increase or decrease the Company’s annual average price per MMBTU relative to the simple average of the 12 first-of-month posted values.

•

Where the Company’s natural gas production is processed for the removal of NGLs, the Processing Payment received by the Company (as described in response to Comment 1 above) may be higher than if the same MMBTU had been sold in the gaseous phase at approximately $3.93/MMBTU, for example.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

September 18, 2012

In comparing the $5.16 per Mcf (page 2 of NSAI reserve report letter) to the $5.71 per Mcf (page 17) realized, pre-hedge price, there is a distinction in the classification of certain field gathering, transportation and processing (“GTP”) expenses totaling $0.55 per Mcf. In the reported $5.71 price, these expenses are classified in the GTP expense line, and in the third party reserve report, the methodology is to deduct these expenses from revenue.

•

The third party reserve report correctly quotes $5.16 per Mcf as the life-long average (approximately 50 years) price realized in the Standardized Measure of Cash Flows report. The Company models the future estimates of realized wellhead price per Mcf by first referring to the CIG benchmark price of $3.93/MMBTU, then subtracting local GTP expenses that are allocable to the individual fields (this deduction is estimated after reviewing the prior 12 months’ historical gas pricing deducts for each field), correcting for the BTU quality of the natural gas in each field (again, after reviewing the prior 12 months’ historical values), and, for individual fields that receive an NGL processing uplift, an “effective BTU” factor is utilized to forward model the combined natural gas and NGL-related sales revenue stream enhancement (again, after reviewing the prior 12 months’ historical NGL processing revenue).

•

Please note that on page 17, GTP expenses of $0.87 per Mcf (for 2011) are reported separately from the $5.71/Mcf gas price. The $0.87 per Mcf includes approximately $0.55 per Mcf of field-allocable GTP expenses, and the remaining $0.32 per Mcf represents firm transportation contracts for interstate pipelines not directly allocable to any individual field that are captured at the corporate level.

In summary, the $5.16/Mcf number includes GTP expenses customarily modeled at the field level, and the $5.71/Mcf excludes all of these expenses, but reports the GTP expenses separately.

The Company’s natural gas reserves at year-end 2011 had a weighted average BTU quality of 1,175 BTU per Scf.

Item 1A. Risk Factors

Risks Related to the Oil and Natural Gas Industry and Our Business, page 33

Drilling for and producing oil and natural gas are risky activities . . ., page 36

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

September 18, 2012

Comment 4. We note your reference to hydraulic fracturing and actual or potential regulation. We also note that the process is used for almost all of your wells. Given that fracking is a material part of your current operations, please revise this risk factor section to disclose all material risks related to hydraulic fracturing operations, including financial and operational risks, or advise why such disclosure is not appropriate.

Response. Although we believe that our current disclosures regarding hydraulic fracturing are adequate, we propose to include a revised risk factor in our next Quarterly Report on Form 10-Q as set forth below.

Federal, state, and local legislation and regulatory initiatives relating to hydraulic fracturing could prohibit certain projects or result in materially increased costs and additional operating restrictions or delays because of the significance of hydraulic fracturing in our business.

Hydraulic fracturing is a practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations. The process involves the injection of water, sand and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production. Nearly all of our proved non-producing and proved undeveloped reserves associated with future drilling, recompletion and refracture stimulation projects will require hydraulic fracturing. If we are unable to apply hydraulic fracturing to our wells or the process is prohibited or significantly regulated or restricted, we would lose the ability to (i) drill and complete the projects for such proved reserves and (ii) maintain the associated acreage, which would have a material adverse effect on our future business, financial condition, operating results and prospects.

The process is typically regulated by state oil and gas commissions, although local initiatives have been proposed to regulate or ban the process. The U.S. Environmental Protection Agency (the “EPA”), asserting its authority under the Safe Drinking Water Act (“SDWA”), requires facilities to obtain permits when using diesel fuel in hydraulic fracturing operations. The U.S. Energy Policy Act of 2005, which exempts hydraulic fracturing from regulation under the SDWA, prohibits the use of diesel fuel in the fracturing process without a UIC permit. Industry groups have filed suit challenging the EPA’s recent decisions as a “final agency action” and, thus, in violation of the notice-and-comment rulemaking procedures of the Administrative Procedure Act. On November 3, 2011, the EPA released its Plan to Study the Potential Impacts of Hydraulic Fracturing on Drinking Water Resources. The study will include both analysis of existing data and investigative activities designed to generate future data. The EPA intends to release a first report on the results of this study in 2012 and an additional report in 2014 synthesizing the longer-term research projects.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

September 18, 2012

A committee of the House of Representatives is conducting an investigation of hydraulic fracturing practices. Further, certain members of Congress have called upon: (i) the U.S. Government Accountability Office to investigate how hydraulic fracturing might adversely affect water resources; (ii) the SEC to investigate the natural gas industry and any possible misleading of investors or the public regarding the economic feasibility of pursuing natural gas deposits in shales by means of hydraulic fracturing; and (iii) the U.S. Energy Information Administration to provide a better understanding of that agency’s estimates regarding natural gas reserves, including reserves from shale formations, as well as uncertainties associated with those estimates.

The Shale Gas Subcommittee of the Secretary of Energy Advisory Board released a report on August 11, 2011, proposing recommendations to reduce the potential environmental impacts from shale gas production. These ongoing or proposed studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the SDWA or other regulatory mechanism. The U.S. Department of Interior is developing proposed federal regulations to require the disclosure of the chemicals used in the fracturing process going on in public lands and will serve as a model for state regulation regarding the controversial process.

Some states have adopted, and other states are considering adopting, regulations that could restrict hydraulic fracturing in certain circumstances or otherwise require the public disclosure of chemicals used in the hydraulic fracturing process. For example, pursuant to regulations adopted by the Colorado Oil and Gas Conservation Commission, the chemical components used in the hydraulic fracturing process, as well as the volume of water used, must be disclosed to the COGCC and the public. In addition to state law, local land use restrictions, such as city ordinances, may restrict or prohibit the performance of well drilling in general and/or hydraulic fracturing in particular.

If these or any other new laws or regulations that significantly restrict hydraulic fracturing are adopted, such laws could make it more difficult or costly for us to drill and produce from conventional or tight formations as well as make it easier for third parties opposing drilling in general or the hydraulic fracturing process to initiate legal proceedings. In addition, if hydraulic fracturing is regulated at the federal level, fracturing activities could become subject to additional permitting and financial assurance requirements, more stringent construction specifications, increased monitoring, reporting and recordkeeping obligations, plugging and abandonment requirements and also to attendant permitting delays and potential increases in costs. These developments, as well as new laws or regulations, could cause us to incur substantial compliance costs, and compliance or the consequences of failure to comply by us could have a material adverse effect on our financial condition and results of operations. At this time, it is not possible to estimate the potential impact on our business that may arise if federal or state legislation governing hydraulic fracturing is enacted into law.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

September 18, 2012

Items 7. MD&A of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 66

Commodity Hedging Activities, pages 69-70

Comment 5. For ease of readability and for comparability purposes, here and wherever else applicable, please present NGL volumes in barrels or tell us why such presentation is not preferable.

Response. NGL volumes are expressed in gallons because our financial hedges for NGLs are denominated by our counterparties in gallons and because the calculations pursuant to the Enterprise Agreement described in response to Comment 1 above are expressed in gallons. As a result, we believe the presentation of NGL volumes in gallons is preferable.

If any member of the Staff has comments or questions, please direct them to Francis B. Barron (Executive Vice President—General Counsel) at (303) 312-8515 and he will coordinate with the proper person to obtain a response.

Very truly yours,

BILL BARRETT CORPORATION

By:	/s/ Francis B. Barron
Francis B. Barron
Executive Vice President—General Counsel

cc:	Mr. Paul Monsour

Mr. Troy Reisner, Deloitte & Touche LLP

Mr. Dan Paul Smith, Netherland Sewell & Associates, Inc.

Mr. Douglas Wright, Faegre Baker Daniels LLP

Mr. Robert W. Howard

Mr. Steve Kranker

Mr. David R. Macosko

Mr. Randy Stein, Chair, Audit Committee